UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                             Carmike Cinemas Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 143 436 103
                                (CUSIP Number)

Mr. Robert M. Raiff                  With a copy to:
152 West 57th Street                 Lawrence G. Goodman, Esq.
New York, New  York 10019            Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                       919 Third Avenue
                                     New York, New York 10022
                                     (212) 758-9500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 143 436 103                                      Page 2 of 6 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Robert M. Raiff

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                     (b)|X|
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           590,400
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           590,400
         WITH
                      10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    590,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    5.95%

14       TYPE OF REPORTING PERSON*

                                    IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired: Class A Shares Common Stock ("Common Stock")

                  Issuer: Carmike Cinemas, Inc. ("Carmike") Carmike's principal executive offices are located at 1301 First Avenue, Columbus, GA 31901.

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed on behalf of Robert M. Raiff ("Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

                  Mr. Raiff is President and Chief Executive Officer of the sole general partner of Centurion Investment Group, L.P., the sole general partner of various investment partnerships (the "Partnerships"). Each of the Partnership's principal business address is also 152 West 57th Street, New York, New York 10019. Mr. Raiff is also the President of the sole general partner of Centurion Advisors, L.P., which manages advisory accounts on a discretionary basis, and serves as Investment Manager of Centurion Overseas Fund, Ltd. (the "Fund"). Mr. Raiff's principal occupation is an investor.

                  (d) and (e) Mr. Raiff has not, during the last five years, been convicted in any criminal proceeding.

                  Mr. Raiff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Mr.  Raiff is a citizen of the United States of America.

                  See Item 5 for information regarding ownership of Common
Stock.

Item 3.           Source and Amount of Funds

                  As of September 23, 1997, Mr. Raiff beneficially owns 590,400 shares of Common Stock. All 590,400 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. In the last 60 days, 372,200 shares of Common Stock were purchased at an aggregate cost of $10,438,300 (see Schedule A). The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 4.           Purpose of the Transaction

                  The shares of Common Stock beneficially owned by Mr. Raiff were acquired for, and are being held for, investment purposes.

                  Mr. Raiff does not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D except that he reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market or in any other lawful manner in the future.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 590,400 shares of Common Stock. Based on Carmike's Quarterly Report on Form 10-Q for the period ended June 30, 1997, there were 9,918,587 shares of Common Stock outstanding. Therefore, Mr. Raiff beneficially owns 5.95% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

                  (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff during the past 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relations with Respect to Securities of the Issuer

                  Mr. Raiff does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.           Material to be Filed as Exhibits

                  None.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ Robert M. Raiff

                                              Robert M. Raiff

Dated: September 23, 1997

                                   SCHEDULE A

      Purchase [and Sale] of Shares of Common Stock Within the Last 60 Days


                                Purchase              Number             Price
          Date                   or Sale             of Shares        Per Share            Value
         ------                  -------            ----------        ---------            -----

July 29, 1997                   Purchase              5,000            $31.2500         156,250.00
August 6, 1997                  Purchase             10,000             32.6250         326,250.00
August 15, 1997                 Purchase              1,000             31.0000          31,000.00
August 20, 1997                 Purchase              2,500             31.0625          77,656.25
August 25, 1997                   Sale              (5,800)             30.9989         179,793.62
August 26, 1997                   Sale              (5,000)             31.0000         155,000.00
September 3, 1997               Purchase            135,000             27.8449       3,759,062.00
September 5, 1997               Purchase             25,000             28.0625         701,562.50
September 8, 1997               Purchase             75,000             28.3768       2,128,262.00
September 9, 1997               Purchase             15,000             28.3125         424,688.00
September 16, 1997              Purchase              5,000             28.0000         140,000.00
September 17, 1997              Purchase             63,700             27.0301       1,721,818.75
September 18, 1997              Purchase             15,000             27.4167         411,250.00
September 19, 1997              Purchase              5,000             27.7250         138,625.00
September 22, 1997              Purchase             10,000             28.1875         281,875.00
September 23, 1997              Purchase              5,000             28.00           140,000.00


*  Does not include commissions